July 16, 2007

CAPITAL ONE FINANCIAL CORPORATION

Mr. John P. Nolan

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Capital One Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 1, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2007
File Number 001-13300

Ladies and Gentlemen:

On behalf of Capital One Financial Corporation (the “Company”), and pursuant to the Staff’s letter dated June 29, 2007, commenting on their review of the above-referenced financial statements and disclosures (“Comment letter”), please find enclosed herewith for filing, the Company’s corresponding responses and supplemental information. Capitalized terms not defined herein have the meanings set forth in the above referenced statements.

CAPITAL ONE FINANCIAL CORPORATION

Form 10-K, filed March 1, 2007

Note 1. Significant Accounting Policies, page 81

Loan Securitizations, page 84

Comment No. 1

We note prior communications in which you disclosed your accounting policy regarding the classification of loans as loans held for investment (rather than held for sale) prior to their securitization and sale. We previously concluded based upon your materiality analysis provided, that we would not object to your accounting treatment. Similar to the request made in the prior year, please provide us with a materiality analysis for each quarter and annual period for 2006 which supports your assertion that reclassification of any or all of a portion of your loans held for investment to loans held for sale, would not be material to either your balance sheet or statement of cash flows.

Response:

As previously indicated in our response letter dated June 22, 2006, only new issuances of external beneficial interests result in an incremental increase in the external invested balance. Accordingly, we believe that only credit card loans held on balance sheet and used to increase the external invested balances within the foreseeable future (three months after the balance sheet date) should be considered for held for sale classification in accordance with SOP 01-06. In the table below, external invested balances associated with our Master Trust credit card securitization program for each quarterly period during 2006 have been compared to external invested balances in the following 3 month period to reflect the net growth from securitization activities and the loans that should be considered for held for sale classification in each quarterly period during 2006:

CAPITAL ONE FINANCIAL CORPORATION

(Dollars in Thousands)

3 month period ended	3/31/2006	6/30/2006	9/30/2006	12/31/2006
Master Trust Externally Invested Balance *	31,677,572	33,863,822	34,487,572	34,627,572

3 month period ended	6/30/2006	9/30/2006	12/31/2006	3/31/2007
Master Trust Externally Invested Balance *	33,863,822	34,487,572	34,627,572	36,048,122
Issuances (including Maturities)	3,500,000	2,100,000	1,625,000	2,481,250
Maturities	(1,313,750)	(1,476,250)	(1,485,000)	(1,606,700)
Net Issuances	2,186,250	623,750	140,000	1,420,550
% of Reported Loans each quarterly period	3.76%	1.03%	0.22%	1.47%

*	Master Trust represents our largest credit card securitization program and thus, we have limited out analysis to this structure.

The table above, clearly shows that credit card loans held on-balance sheet for each quarterly period during 2006 and subsequently sold to increase the external invested balance during the 3 month period after the balance sheet dates are not material for separate held for sale classification in our consolidated financial statements.

As previously stated in our response letter dated June 22, 2006. the Company classifies all new originations of credit card receivables and other consumer loans as held for investment at origination based on managements intent and ability to hold them for the foreseeable future. Although the Company has a history of securitizing loans, the Company believes that we have appropriately classified loans as held for investment in accordance with SOP 01-06 due to (1) the short-

CAPITAL ONE FINANCIAL CORPORATION

term nature of the assets, (2) the revolving nature of the securitization structures and the complexity involved with determining whether a forecasted securitization includes receivable balances outstanding at the balance sheet date or includes future purchases. As such, we also believe that we have appropriately reflected cash proceeds related to the securitization of consumer loans as investing activities in accordance with paragraph 9 of SFAS 102. However, you have requested that we provide a quantitative analysis of materiality to our statement of cash flows as if we had originally classified these loans as held for sale.

The table below reflects the reclassification of loans expected to be securitized in the three months after the balance sheet date from investing activities to operating activities for each quarter and annual period during 2006:

2006	To Operating Activities from Investing Activities

three months ended March 31	(2,318,250)

six months ended June 30	(755,750)

nine months ended September 30	(272,000)

year end December 31	(1,552,550)

For each period presented, the difference would not have impacted our absolute cash position and would not have significantly altered the total mix of information made available to our investors related to the cash flows from our securitization program.

Comment No. 2

For the purpose of providing transparency in your filing as it relates to securitizations, please revise your accounting policy footnote in future filings to disclose:

•	the types of loans (or loan balances) that are typically securitized and sold;
•	the purpose and importance of securitizations (e.g. portfolio risk management, liquidity, regulatory considerations);
•	the initial balance sheet classification of these loans when funded;
•	when the determination is made to securitize loans (e.g. monthly, quarterly);

CAPITAL ONE FINANCIAL CORPORATION

•	the subsequent balance sheet reclassification of these loans, if applicable, as a result of your decision to securitize loans;
•	how these securitizations are accounted for in your statement of cash flows initially in addition to when the decision is made to securitize and sell; and
•	the amount of securitizations for each period presented, which are originally categorized as held for investment, but which are subsequently securitized and sold.

Please provide us with your proposed disclosure.

Response:

The Company will enhance its accounting policy footnote in future 10K filings to address the Staff’s points outlined above. The following represents our current expectation of what is likely to be disclosed, subject to finalization during the financial statement preparation process.

Note 1, Significant Accounting Policies

Consumer Loan Securitizations

The Company primarily securitizes credit card loans, auto loans and installment loans. Securitization provides the Company with a significant source of liquidity and favorable capital treatment for securitizations accounted for as off-balance sheet arrangements. See Note 22: Off-Balance Sheet Securitizations.

Loan securitization involves the transfer of a pool of loan receivables to a trust or other special purpose entity. The trust sells an undivided interest in the pool of loan receivables to third-party investors through the issuance of asset backed securities and distributes the proceeds to the Company as consideration for the loans transferred. The Company removes loan receivable from the Consolidated Balance Sheets for securitizations that qualify as sales in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities – a Replacement of SFAS No. 125 (“SFAS 140”). Alternatively, when the transfer would not be considered a sale but rather a financing, the assets will remain on the Company’s Consolidated Balance Sheet with an offsetting liability recognized in the amount of proceeds received.

Interests in the securitized and sold loans may be retained in the form of subordinated interest-only strips, subordinated tranches, cash collateral and spread accounts. The Company also retains a seller’s interest in the credit card receivables transferred to the trusts which is carried on a historical cost basis and classified as loans held for investment on the Consolidated Balance Sheet.

CAPITAL ONE FINANCIAL CORPORATION

Gains on securitization transactions, fair value adjustments related to residual interests and earnings on the Company’s securitizations are included in servicing and securitizations income in the Consolidated Statements of Income and amounts due from the trusts are included in accounts receivable from securitizations on the Consolidated Balance Sheets. As of December 31, 2006 and 2005, the retained interest on the Consolidated Balance Sheet was $2.2 billion and $2.4 billion, respectively. See Note 22 for additional detail.

The gain on sale recorded from off-balance sheet securitizations is recorded based on the estimated fair value of the assets sold and retained and liabilities incurred, and is recorded at the time of sale, net of transaction costs, in servicing and securitizations income on the Consolidated Statements of Income. The related receivable is the interest-only strip, which is based on the present value of the estimated future cash flows from excess finance charges and past-due fees over the sum of the return paid to security holders, estimated contractual servicing fees and credit losses. The interest-only strip is accounted for as a trading security with changes in the estimated fair value recorded in servicing and securitizations income. To the extent assumptions used by management do not prevail, fair value estimates of the interest-only strip could differ significantly, resulting in either higher or lower future servicing and securitization income, as applicable.

The Company does not recognize servicing assets or servicing liabilities for servicing rights retained from consumer loan securitizations since the servicing fee approximates just adequate compensation to the Company for performing the servicing.

Loans Held for Investment

Loans held for investment include consumer and commercial loans. Consumer loans include credit card, installment, auto and mortgage loans. Credit card loans are reported at their principal amounts outstanding and include uncollected billed interest and fees. All other loans are reported at their principal amounts outstanding.

All new originations of consumer loans, except for mortgage loans (see Note 1: Mortgage Loans Held for Sale) are deemed to be held for investment at origination because management has the intent and ability to hold them for the foreseeable future. In determining the amount of loans held for investment, management makes judgments about the Company’s ability to fund these loans through means other than securitization, such as deposits and other borrowings. Management assesses whether loans can continue to be held for investment on a quarterly basis by considering capital levels and scheduled maturities of funding instruments used.

CAPITAL ONE FINANCIAL CORPORATION

When a decision to securitize a pool of consumer loans is made, the Company continues to include these loans in loans held for investment because separate classification in the Consolidated Balance Sheets and related impacts to the Consolidated Statements of Income is considered immaterial to the Company’s financial statements. The loans that have been identified as held for sale are carried at the lower of aggregate cost or fair value and an allowance for loan losses is not provided for these loans.

Cash flows associated with loans that are originated with the intent to hold for investment are classified as investing cash flow, regardless of a subsequent change of intent.

Rewards Liability, page 87

Comment No. 3

We note your disclosure that the estimated cost of reward programs is reflected as a reduction to interchange income for loans categorized as held for investment, but that your cost of rewards programs related to securitized loans is deducted from servicing and securitizations income. Please address the following:

•	tell us the amount of the rewards expense netted against your servicing and securitization line item in your income statement for each period presented; and
•

tell us why classification of rewards expense for securitized loans are presented in servicing and securitizations income rather than netted against interchange income consistent with that of your non-securitized loans given that you receive interchange fees and accrue rewards expense on the loans based upon activity of the account holders regardless of whether these loans are securitized or not.

Response:

The amount of rewards expense netted against servicing and securitizations income for the years ended December 31, 2006, 2005 and 2004 is $356.5 million, $263.9 million and $81.9 million, respectively.

The Company reduces interchange income for the cost associated with its reward programs. Interchange is earned and rewards costs incurred based primarily on credit card purchase volumes. In accordance with our securitization transaction documents, interchange income derived from accounts that have been securitized shall be allocated and submitted to the trust for the benefit of the investors. Accordingly, interchange income, net of rewards expense, for accounts that are

CAPITAL ONE FINANCIAL CORPORATION

securitized and considered sold in accordance with SFAS 140 are reported as servicing and securitizations income.

Note 9. Borrowings, page 101

Comment No. 4

We note that your junior subordinated debentures have increased from $166.9M as of December 31, 2005 to $1.6B as of December 31, 2006. Please tell us if you are hedging these debentures using the short-cut method pursuant to paragraph 68 of SFAS 133. If so, tell us if the junior subordinate debentures have interest deferral options for which the short-cut method of accounting would not be permissible in accordance with paragraph 68(e) of SFAS 133 and provide us with your materiality analysis incorporating the guidance in SAB 108 in your response, as applicable, for each quarter and annual period for 2006.

Response:

The Company is not hedging any of its $1.6B of junior subordinated debentures using either the short-cut or long-haul methods.

Note 28. Subsequent Events, page 135

Share Buy-Back Programs, page 135

Comment No. 5

We note your disclosure regarding your intentions to repurchase up to $3.0B of your common stock. We also note from your Form 8-K filed on March 12, 2007 that you entered into an accelerated share repurchase agreement with an investment bank under which you agreed to repurchase $1.5B of your outstanding stock over a four to five month period. In future filings, please describe the benefits, costs, and any risk of entering into this type of transaction compared to open market purchases. Additionally, please provide your accounting policy relating to such transaction, including the impact on earnings per share, and all the disclosure required by paragraph 50 of EITF 00-19. Please provide us with your proposed future disclosure.

CAPITAL ONE FINANCIAL CORPORATION

Response:

The Company entered into its accelerated share repurchase program during the second quarter of 2007, as disclosed in its Form 8-K filed on March 12, 2007. As such, disclosure of the transaction will be included in the Company’s second quarter 10-Q. While the preparation of that document is not yet complete as of the date of this response, the following represents the current expectation of what is likely to be disclosed. The final disclosure could differ from the information provided below.

On March 12, 2007, the Company entered into a $1.5 billion accelerated share repurchase (“ASR”) agreement with Credit Suisse, New York Branch (“CSNY”). The ASR agreement was entered into pursuant to the Company’s $3.0 billion stock repurchase program announced on January 25, 2007. Under the ASR agreement, the Company purchased $1.5 billion dollars of its $.01 par value common stock at an initial price of $73.57 per share, the closing price of the Company’s common stock on the New York Stock Exchange on April 2, 2007, the effective date of the agreement.

The ASR program is accounted for as an initial treasury stock transaction and a forward stock purchase contract. The initial repurchase of shares resulted in an immediate reduction of the outstanding shares used to calculate the weighted-average common shares outstanding for basic and diluted EPS on the effective date of the agreement. The forward stock purchase contract is classified as an equity instrument under EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, and was deemed to have a fair value of zero at the effective date. Both basic and diluted EPS for the three month period ending June 30, 2007 increased by $0.09 due to the ASR. Basic and diluted EPS for the six month period ending June 30, 2007 increased by $0.09 and $0.08, respectively.

An ASR combines the immediate share retirement benefits of a tender offer with the market impact and pricing benefits of an open stock repurchase program. The ASR agreement provides that the Company or CSNY may be obligated to make certain additional payments upon final settlement of the ASR agreement. Most significantly, the Company may receive from, or be required to pay, CSNY a purchase price adjustment based on the daily volume weighted average market price of the Company’s common stock over a period beginning after the effective date of the agreement through on or around August 22, 2007. The maximum number of shares to be received or delivered under the contract is 50,971,863. These additional payments will be satisfied in shares of the Company’s common stock. As of June 30, 2007, based on the daily volume weighted average market price of the Company’s common stock since the effective date of the agreement, the Company

CAPITAL ONE FINANCIAL CORPORATION

would be required to deliver 765,831 shares to CSNY. Increases in the daily volume weighted average market price of the Company’s common stock would increase the amount of shares the Company would be required to deliver to CSNY. Decreases in the daily volume weighted average market price of the Company’s common stock would decrease the amount of shares the Company would be required to deliver to CSNY.

The arrangement is intended to comply with Rules 10b5-1(c)(1)(i) and 10b-18 of the Securities Exchange Act of 1934, as amended.

In connection with our response to the Staff’s letter dated June 29, 2007, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (703)720-1080, to discuss the issues addresses in this letter.

Sincerely,

/s/ Gary Perlin
Gary Perlin Chief Financial Officer